Filed by Leonardo DRS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: RADA Electronics Industries Ltd.
Commission File No. 000-15375
Date: August 30, 2022
DRS Delivers Advanced Electric Propulsion Equipment for Lead Columbia-Class Submarine

FOR IMMEDIATE RELEASE:

ARLINGTON, VA, AUGUST 30, 2022 ̶ Leonardo DRS, Inc. (“DRS”) announced today that it has successfully completed factory acceptance testing and shipment of the first production unit of the main propulsion motor for the U.S. Navy’s new COLUMBIA Class submarine. The motor was recently shipped to General Dynamics Electric Boat (EB) for integration into the lead ship of the class.
DRS was chosen by EB and the U.S. Navy to design and manufacture the major Columbia Electric Drive Propulsion system components including the main propulsion electric motor. All prototype components of this system successfully completed full power endurance and other testing at the Navy’s land-based test facility in 2020, where operational testing continues. In addition to the main propulsion motor, other lead ship components are being manufactured and are also preparing to ship to Electric Boat.
The Columbia class program goal is to design and build a class of 12 new ballistic missile submarines (SSBNs) to replace the U.S. Navy’s current force of Ohio class SSBNs. The Navy has identified the Columbia class program as its top priority program. The Columbia class submarines will be larger than the current class in terms of submerged displacement and will become the largest submarine ever built by the United States.
The DRS Naval Power Systems business was awarded contracts for the electric propulsion system components which included design, test, qualification, and production of the full-scale components for both a land-based test facility and first two ships of the class. Over the past several years, the Navy has completed successful land-based tests of DRS’ electric propulsion components. With significant testing completed, the program is transitioning to production with DRS presently manufacturing the components for the first two ships of the Columbia Class.
“We are proud to play a key role in developing and providing this capability for the U.S. Navy on this critical national defense asset,” said Jon Miller, senior vice president and general manager of the DRS Naval Power business. “Our long history of providing innovative technology to the U.S. Navy and continuing this work for Electric Boat ensures our sailors will be defending this country with the most advanced submarine in the world,” Miller said.
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Several businesses in the DRS Naval Power business contributed to this effort including. its facilities in Fitchburg, Massachusetts Milwaukee, Wisconsin and Danbury, Connecticut.
The DRS Naval Power business unit is a trusted provider of innovative naval power and control technology delivering high-quality, customer-focused products and support solutions for the U.S. Navy.

About Leonardo DRS
Leonardo DRS is a leading mid-tier provider of defense products and technologies for the U.S. military and its allies with core capabilities in advanced sensing, force protection, network computing and electric power and propulsion. Through its two segments, Advanced Sensing and Computing, and Integrated Mission Systems, the company is shaping the future of the battlefield. Headquartered in Arlington, Virginia, Leonardo DRS is a wholly owned subsidiary of Leonardo S.p.A. See the full range of capabilities at www.LeonardoDRS.com.
On June 21, 2022 Leonardo DRS and RADA Electronic Industries Ltd. (NASDAQ & TASE: RADA) announced an all-stock merger to create a publicly-traded leader in advanced sensing and force protection. Upon completion of the transaction, the combined company expects to be listed on the Nasdaq and on the TASE under the ticker symbol “DRS”.

Forward-Looking Statements
This communication contains statements that constitute “forward-looking statements,” including with respect to the proposed merger of DRS and RADA and its impact, if completed, on the combined company’s business. Forward-looking statements are subject to numerous conditions, many of which are beyond our control. Neither RADA nor DRS undertake any obligation to update these statements, except as required by law.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS.

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ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
DRS has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 on August 3, 2022, which includes a prospectus of DRS, and certain other documents in connection with the transaction. DRS and RADA may also file or furnish with the SEC other documents regarding the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed or furnished, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, shareholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538-0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202.

Contacts:
RADA Investor Relations Contact
Ehud Helft
EK Global Investor Relations
+1 212 378 8040
rada@ekgir.com
DRS Investor Relations Contact
Cody Slach or Jeff Grampp, CFA
Gateway Group
+1 949 574 3860
DRS@GatewayIR.com
DRS Media Contact
Michael Mount
Vice President, Communications and Public Affairs
+1 571 447 4624
mmount@drs.com